Exhibit 99.(d)(2)(C)(ii)

FIRST AMENDMENT TO

AMERICAN BEACON FUNDS

INVESTMENT ADVISORY AGREEMENT

This Amendment to the American Beacon Funds Investment Advisory Agreement (“Amendment”) is effective as of January 1, 2016, by and among American Beacon Funds, a Massachusetts Business Trust (the “Trust”), American Beacon Advisors, Inc., a Delaware corporation (the “Manager”), and Causeway Capital Management LLC, a Delaware limited liability company (the “Adviser”);

WHEREAS, Manager and Adviser entered into an Investment Advisory Agreement dated as of April 30, 2015 (the “Agreement”); and

WHEREAS, the parties desire to amend certain provisions of the Agreement, as more particularly set forth below.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

1.        Amendment to Agreement.

A.	Schedule A:

Schedule A shall be replaced by the attached Schedule A.

3.       Miscellaneous.

(a)       Except as expressly amended by this Amendment, all provisions of the Agreement shall remain in full force and effect. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement.

(b)       This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Causeway Capital Management, LLC.		American Beacon Advisors, Inc.
By:	/s/ Gracie V. Fermelia	By:	/s/ Jeffrey K. Ringdahl
Name:	Gracie V. Fermelia		Jeffrey K. Ringdahl
Title:	Chief Operating Officer		Chief Operating Officer

American Beacon Funds
By:	/s/ Gene L. Needles, Jr.
Name:	Gene L. Needles, Jr.
Title:	President
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Schedule A

American Beacon Funds

Investment Advisory Agreement

among

American Beacon Funds

American Beacon Advisors, Inc.

and

Causeway Capital Management LLC

American Beacon Funds (the “Trust”) shall pay compensation to Causeway Capital Management LLC (the “Adviser”) pursuant to Section 4 of the Investment Advisory Agreement among the Trust, American Beacon Advisors, Inc. and the Adviser for rendering investment management services with respect to the American Beacon International Equity Fund (the “Portfolio”) in accordance with the following annual percentage rates:

0.48% on the first $100 million

0.35% on the next $50 million

0.30% on the next $250 million

0.25% thereafter

To the extent that the Portfolio invests all of its investable assets (i.e., securities and cash) in another investment company, however, no portion of the advisory fee attributable to the Portfolio as specified above shall be paid for the period that the Portfolio’s assets are so invested.

In calculating the amount of assets under management solely for the purpose of determining the applicable percentage rate, there shall be included all other international equity assets also under management by the Adviser on behalf of other clients of the Manager. The fee rate will be applied pro rata based on assets for each of the Manager’s clients.

If the management of the Portfolio commences or terminates at any time other than the beginning or end of a calendar quarter, the fee shall be prorated based on the portion of such calendar quarter during which the Agreement was in force.

Dated: as of the 1rst day of January, 2016

Causeway Capital Management LLC		American Beacon Advisors, Inc.
By:	/s/ Gracie V. Fermelia	By:	/s/ Jeffrey K. Ringdahl
Name:	Gracie V. Fermelia		Jeffrey K. Ringdahl
Title:	Chief Operating Officer		Chief Operating Officer

American Beacon Funds
By:	/s/ Gene L. Needles, Jr.
Gene L. Needles, Jr.
President
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